SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

International Flavors & Fragrances Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

459506101

(CUSIP Number)

William Lexmond

Winder Investment Pte Ltd

03-00 8 Robinson Road, ASO Building

Singapore 048544

+65 6228 9388

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 17, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 459506101	13D	Page 2 of 9 Pages

1.	Name of Reporting Persons Winder Investment Pte Ltd
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO (see item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 18,799,353 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 18,799,353 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,799,353
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 20.3% (see item 5)
14.	Type of Reporting Person (see instructions) OO

CUSIP No. 459506101	13D	Page 3 of 9 Pages

1.	Name of Reporting Persons William Cornelius Lexmond
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO (see item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 18,799,353 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 18,799,353 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,799,353
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 20.3% (see item 5)
14.	Type of Reporting Person (see instructions) IN

CUSIP No. 459506101	13D	Page 4 of 9 Pages

1.	Name of Reporting Persons Sharon Yam Kwai Ying
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO (see item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 18,799,353 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 18,799,353 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,799,353
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 20.3% (see item 5)
14.	Type of Reporting Person (see instructions) IN

CUSIP No. 459506101	13D	Page 5 of 9 Pages

Item 1.	Security and Issuer.

This statement relates to the Common Stock (the “Common Stock”) of International Flavors & Fragrances Inc., a New York corporation (the “Issuer”), having its principal executive office at 521 West 57th Street, New York, N.Y. 10019-2960.

Item 2.	Identity and Background.

This statement is being filed by (i) Winder Investment Pte Ltd, a private limited company organized under the laws of Singapore (“Winder”), (ii) William Cornelius Lexmond and (iii) Sharon Yam Kwai Ying (collectively, the “Reporting Persons”).

The address of the principal business office of Winder is #17-01 6 Battery Road, Singapore 049909. The principal business of Winder is to purchase, sell, trade and invest in securities. The names, citizenship, business addresses and present principal occupation or employment of the directors and executive officers of Winder are as follows:

Name	Citizenship	Business Address	Occupation
William Cornelius Lexmond	Canadian	#17-01 6 Battery Road, Singapore 049909	Director
Sharon Yam Kwai Ying	Singaporean	#17-01 6 Battery Road, Singapore 049909	Director

During the five years prior to the date hereof, neither the Reporting Persons nor any of the Reporting Persons’ directors or executive officers have been convicted in a criminal proceeding or have been a party to a civil proceeding ending in a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof, the Reporting Persons may be deemed to beneficially own 18,799,353 shares of Common Stock. On September 17, 2018, Winder purchased an aggregate of 2,272,160 shares of Common Stock and 2,958,500 6.00% Tangible Equity Units (“TEUs”), including purchase contracts that can be settled in shares of Common Stock (the “Purchase Contracts”), in transactions pursuant to registration statements filed by the Issuer at aggregate purchase prices of approximately $296 million and $148 million, respectively. The funds used by Winder to acquire the securities described herein were derived from the proceeds of share issues by Winder.

CUSIP No. 459506101	13D	Page 6 of 9 Pages

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the securities for investment purposes. Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Persons may dispose of or acquire additional shares or derivative securities of the Issuer. Except as set forth above, the Reporting Persons do not have any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)

Any other material change in the Issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)

Winder is the recorded owner of 17,872,160 shares of Common Stock and 2,958,200 Purchase Contracts, which if voluntarily settled will, as of the date hereof, result in the issuance of 927,193 shares of Common Stock.

The Reporting Persons may be deemed to own beneficially 20.3% of the Issuer’s Common Stock, which percentage is calculated based on 91,716,000 shares of Common Stock outstanding as of September 17, 2018, as set forth in the Issuer’s prospectus supplement dated September 14, 2018, and 927,193 shares of Common Stock issuable as of the date hereof upon voluntary settlement of Purchase Contracts held by Winder.

CUSIP No. 459506101	13D	Page 7 of 9 Pages

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets.

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets.

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets.

(c)	The transactions effected by Winder within the past sixty days are as follows:

Transaction Date	Transaction	Security	Shares Bought	Price
8/1/2018	Buy	Common Stock	122,500	$132.4133	(1)
8/2/2018	Buy	Common Stock	127,500	$132.136	(2)
8/3/2018	Buy	Common Stock	127,500	$134.0363	(3)
8/6/2018	Buy	Common Stock	45,000	$134.5575	(4)
8/8/2018	Buy	Common Stock	180,000	$134.127	(5)
8/9/2018	Buy	Common Stock	120,000	$134.6317	(6)
8/10/2018	Buy	Common Stock	100,000	$133.852	(7)
9/17/2018	Buy	Common Stock	2,272,160	$130.25
9/17/2018	Buy	TEUs	2,958,500	$50

(1)	This represents the weighted average price of multiple transactions on that day with prices therein ranging from $131.90 to $133.14.
(2)	This represents the weighted average price of multiple transactions on that day with prices therein ranging from $131.53 to $132.79.
(3)	This represents the weighted average price of multiple transactions on that day with prices therein ranging from $132.80 to $134.47.
(4)	This represents the weighted average price of multiple transactions on that day with prices therein ranging from $133.00 to $135.00.
(5)	This represents the weighted average price of multiple transactions on that day with prices therein ranging from $132.42 to $135.00.
(6)	This represents the weighted average price of multiple transactions on that day with prices therein ranging from $134.20 to $135.00.
(7)	This represents the weighted average price of multiple transactions on that day with prices therein ranging from $132.80 to $134.47.

The Reporting Persons have not effected any transactions in Common Stock during the past 60 days other than those listed above.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by the Reporting Persons.

(e)	Not Applicable.

CUSIP No. 459506101	13D	Page 8 of 9 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Purchase Contracts held by Winder were issued pursuant to a Purchase Contract Agreement (the “Purchase Contract Agreement”), dated September 17, 2018, between the Issuer and U.S. Bank National Association (the “Agent”), as purchase contract agent and attorney-in-fact for holders of the Purchase Contracts referred to therein. The Purchase Contract Agreement was filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Securities Exchange Commission (the “SEC”) on September 17, 2018. The Form of Purchase Contract under the Purchase Contract Agreement is included in the Purchase Contract Agreement.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated as of September 27, 2018, among Winder, William Cornelius Lexmond and Sharon Yam Kwai Ying.

Exhibit 99.2	Purchase Contract Agreement, dated as of September 17, 2018, between the Issuer and the Agent, filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Securities Exchange Commission (the “SEC”) on September 17, 2018.

Exhibit 99.3	Form of Purchase Contract (included in Exhibit 99.2).

CUSIP No. 459506101	13D	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 27, 2018

Winder Investment Pte Ltd

/s/ William Lexmond
Name: William Lexmond
Title: Director

/s/ William Cornelius Lexmond
William Cornelius Lexmond

/s/ Sharon Yam Kwai Ying
Sharon Yam Kwai Ying

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)